Exhibit (h)(3)(iv)

Schedule A

TOTAL FUND SOLUTION

OPERATING EXPENSES LIMITATION AGREEMENT

Fund	Operating Expense Limit
Cromwell Long Short Fund
Investor Class	1.95%
Institutional Class	1.70%
Cromwell CenterSquare Real Estate Fund
Investor Class	1.12%
Institutional Class	1.02%
Cromwell Tran Focus Fund
Investor Class	1.35%
Institutional Class	1.10%
Cromwell Foresight Global Infrastructure Fund
Investor Class	1.32%
Institutional Class	1.07%
Cromwell Greenspring Mid Cap Fund
Investor Class	1.46%
Institutional Class	1.21%

This Schedule A was amended with Board approval on March 19, 2026, to increase the expense cap for the Cromwell Foresight Global Infrastructure Fund to be effective on or about April 30, 2026.

TOTAL FUND SOLUTION		CROMWELL INVESTMENT ADVISORS, LLC
on behalf of the series listed on Schedule A

By:	/s/ Stephen Baird	By:	/s/ Brian Nelson
Print Name:	Stephen Baird	Print Name:	Brian Nelson
Title:	President	Title:	President
1